Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KE Holdings Inc.

貝殼控股有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2423)

VOLUNTARY ANNOUNCEMENT

KE Holdings Inc. (the “Company”) has been notified by Mr. Yongdong Peng (“Mr. Peng”), the chairman of the board of directors, chief executive officer and a controlling shareholder of the Company, that he intends to donate 9,000,000 Class A ordinary shares of the Company (the “Donation”). After fulfilling the relevant tax obligations, each of the 50% of the after-tax funds will be used to provide healthcare benefits for the service providers in the housing related industry and their family members and to provide rental support for tenant groups, including the fresh graduates.

To the best knowledge of the Company, Mr. Peng has not sold, transferred or otherwise disposed of any of the Company’s shares beneficially owned by him since the initial public offering of the Company on the New York Stock Exchange in August 2020 and the listing of Class A ordinary shares of the Company on The Stock Exchange of Hong Kong Limited in May 2022. Upon completion of the Donation, Mr. Peng will remain as a controlling shareholder of the Company.

Based on the above, shareholders of the Company and potential investors are advised to exercise caution when dealing in the shares or other securities of the Company.

By Order of the Board
KE Holdings Inc.
Yongdong Peng
Chairman and Chief Executive Officer

Hong Kong, April 17, 2025

As at the date of this announcement, the board of directors of the Company comprises Mr. Yongdong Peng, Mr. Yigang Shan, Mr. Wangang Xu and Mr. Tao Xu as the executive directors, Mr. Jeffrey Zhaohui Li as the non-executive director, and Ms. Xiaohong Chen, Mr. Hansong Zhu and Mr. Jun Wu as the independent non-executive directors.

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